News Release	AMEX, TSX Symbol: NG

Major Drilling Programs Under Way at
Galore Creek, Donlin Creek, and Nome Projects

6 June 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: Symbol NG)

Highlights

  2005 Exploration drill programs will be the largest ever undertaken by the company in a single season.

  Programs totaling over 84,000 meters (275,000 feet) have now been initiated at NovaGold’s Galore Creek, Donlin Creek, Nome, Ambler and Khotol Projects.

    Galore Creek Program - 7 drill rigs to complete over 50,000 meters (164,000 feet) of drilling.

    Donlin Creek Program (70/30 JV with Placer Dome) - 3 drill rigs completing 20,000 meters (65,000 feet) of a Phase 1 in-fill drill program.

    Nome Projects - 2 drill rigs to drill 10,000 meters (32,500 feet) of an in-fill and expansion program as part of the on-going Feasibility Level work.

    Ambler and Khotol Projects – 2 drill rigs budgeted to drill 4,000 meters (13,000 feet) over the summer and fall.

2005 Galore Creek Exploration and Development Program

Final mobilization is currently underway for the 2005 exploration and development program at Galore Creek. Drilling began in late-May and is anticipated to continue into the fall. Seven core drills will be working on site and a minimum of 50,000 meters (165,000 feet) of drilling is budgeted in preparation for a Feasibility Study in 2006. The project camp facilities have been expanded to accommodate up to 175 individuals for the 2005 program.

“A primary focus for the program will be in-fill drilling on the Southwest/Central, West Fork, and Junction deposits to upgrade portions of the resource from Inferred to Measured and Indicated. More than 80 holes will be dedicated to these areas.” says Joe Piekenbrock, NovaGold’s Vice President for Exploration.

Additional exploration drilling will test the potential for expansion of the known areas of mineralization and possible connections between the known deposits. New mineralization discovered last year will be tested with more than 40 holes dedicated to expanding the known resource. Areas of particular focus include zones of mineralization within the pit envelope that could further reduce the overall strip ratio, as well as areas around the West Fork and Southwest/Central deposits which show indications of mineralization in geophysical surveys.

A portion of this year’s drill campaign will provide samples for metallurgical testing including detailed grinding and flotation studies. Geotechnical and condemnation drilling to finalize pit design parameters, plant site location, and tailings facilities for the Feasibility level study will also be a priority focus.

Hatch Ltd. is currently completing a Pre-Feasibility level study on Galore Creek that integrates the new resources from the West Fork, Junction, and Copper Canyon deposits along with the updated main Central/Southwest deposit resource. This new study will use an expanded production level for the project of up to 60,000 tonnes per day which is twice that used in the Preliminary Economic Assessment completed last August for the project. The Pre-Feasibility level study will also refine estimates for capital and operating costs, as well as looking in more detail at site layout, metallurgy, resource optimization scheduling, and project development timelines.

The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering designs for the project.

Environmental baseline monitoring for the Galore Creek project and preparation of the final Environmental Assessment Report is proceeding with the support of RTEC, a joint company between Rescan Environmental Services and the Tahltan Nation Development Corporation. Environmental baseline studies and detailed field studies were initiated in early April and are expected to continue through October.

The terms of reference document that formally initiates the permitting process for the Galore Creek project is expected to be issued by the Canadian Environmental Assessment Agency/BC Environmental Assessment Office for public comment in the second half of 2005. Public comments will then be incorporated in the Environmental Assessment Application which will be submitted after compilation of this year’s environmental field studies. Socio-economic and traditional knowledge baseline studies are underway and will form part of the environmental assessment application. Open houses to present these studies are being scheduled in local communities during Q2 and Q3 2005.

“NovaGold believes that the active participation of the Tahltan First Nation in the project will result in a mine development which is successful for both the company and the local community.” says Carl Gagnier, General Manager of the Galore Creek Project and Executive Vice President of NovaGold Canada. To support and encourage the Tahltan Nation’s involvement, NovaGold has sponsored training courses for both environmental technicians and drill helpers resulting in NovaGold’s contractors being able to increase local hiring significantly. In addition, NovaGold has contracted 40 Tahltan directly and/or has contracted companies affiliated with the Tahltan Native Development Corporation (TNDC) for camp catering and environmental studies. Looking ahead, NovaGold and the Tahltan Nation continue to work toward a Participation Agreement which will formally document our growing relationship and clearly define our mutual objectives for Galore Creek’s success.

About the Galore Creek Project

The Galore Creek project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from a subsidiary of Rio Tinto plc and former subsidiary of Anglo American plc. NovaGold has an option to acquire up to an 80% interest in the adjoining Copper Canyon property from Eagle Plains Resources Ltd. NovaGold also has an option to acquire a 60% interest in the adjoining Grace property from Pioneer Metals Corporation. NovaGold has staked claims in the surrounding area which it controls 100%.

Donlin Creek Project Update

At Donlin Creek, Placer Dome continues in-fill drilling with three drill rigs currently operating. The 2005 program, budgeted at US$11.5 million, includes 20,000 meters (65,000 feet) of drilling designed to increase the existing 11 million ounce measured and indicated gold mineral resource by converting a portion of the 14.3 million ounce inferred gold mineral resource. For further information on the resource refer to the Company’s April 9, 2003 news release. As part of the program Placer Dome will also complete pre-feasibility level engineering and environmental studies to initiate permitting for the project.

Under the terms of Placer Dome’s earn-in to 70% of the project, no financial contribution is required by NovaGold in 2005. In-fill drilling in the Acma deposit is nearing completion with assay results pending. Final results from the Acma deposit drilling are anticipated to be completed by late July. In-fill drilling in the Lewis deposit and other resource areas will continue through July.

Nome Projects Update

The 2005 exploration and development work has also commenced at the Nome Projects including Rock Creek, Big Hurrah and Saddle. Drills are currently active at both Rock Creek and Big Hurrah. The Saddle target which is located approximately 1 mile south of the Rock Creek resource will be drilled later this summer. Current plans call for over 10,000 meters (32,500 feet) of total drilling including both RC and core at the three project areas. Drilling objectives include in-fill resource definition, geotechnical studies, condemnation and exploration to expand known resources. A major compilation and analysis of the Company’s extensive historical database has been initiated to further access additional exploration opportunities in and adjacent to NovaGold’s large land holdings in the district. Feasibility level studies and mine design criteria are being optimized as part of the on-going program. The permit process for the project is on-going with initial draft documents anticipated to be submitted to the regulatory agencies for review this summer and final permit approval anticipated by early 2006.

Ambler and Khotol Projects Update

NovaGold is also mobilizing crews to the Ambler and Khotol projects in Northwestern Alaska. Current plans are to drill over 4,000 meters (13,000 feet) between the projects. At Ambler, a potential to expand the known resource has been identified through recent reinterpretation of the structural geology. Up to 3,000 meters of core will be drilled testing these concepts and further refining the existing model with the objective of developing an integrated geologic model including grade distribution and zonation, mineralogy, alteration, specific gravity, metallurgy and rock characterization. Based on the updated model, a new resource estimate is planned which will form the basis of an initial scoping level economic study of the project scheduled for 2006. At the Khotol project, initial exploration has targeted a series of coincident multi-kilometer scale geophysical and soil geochemical anomalies in areas with only limited historic exploration work. The target is massive to disseminated precious metal rich poly-metallic replacement mineralization.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.